

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

Via E-mail
Holli Morris
President
HapyKidz.com, Inc.
6409 E. Nisbet Road
Scottsdale, AZ 85254

> **Re: HapyKidz.com, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 9, 2011**
> **File No. 333-177500**

Dear Ms. Morris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

"Our business model may limit our ability to generate significant revenues…," page 11

1. Please revise your risk factor, or add another, to include a discussion of the risk of the company not having profits to donate to local charities, and explain how this circumstance could impact your ability to attract both business partners and subscribers.

Description of Business, page 23

Current Operations, page 24

2. We note your response to comment 13 from our letter dated November 15, 2011. Please provide us with a copy of the PwC report referenced in your response and in your disclosure. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Products and Services, page 25

3. On page 28 you provide an example of a "typical HapyKidz Daily Dealeo payout". In your example you include an estimate of expenses and costs of $3.80, which results in net profit of $3.70 to be split evenly between the company and a charity. You go on to state, in a subsequent paragraph on page 28, that you believe your proposed products will gain market share because of your charitable donation payout. Please expand your disclosure to explain how you came up with your estimate of expenses and costs of $3.80. Also clarify that the payout to charity will depend on the company achieving a net profit, and that the company may not achieve net profit. Balance your disclosure by including an example where costs and expenses exceed revenues and discussing the possibility that the company may not be profitable in the near future, and the potential affect that could have on your business and market share.

Executive Compensation, page 30

4. We note your response to comment 18 from our letter dated November 15, 2011. You continue to describe the stock as issued for services rendered, and appear to attribute a value of $7,500 to the shares in your table on page 36, however this amount does not appear to be reported in your statement of operations or statement of cash flows. Please clarify whether the shares were issued in exchange for services, or for consideration, as is generally the case with founder shares. If the shares were founders shares issued in exchange for consideration, please tell us and disclose the amount of the consideration and revise your filing, as appropriate, to remove references to the shares being issued for services. If the consideration has not yet been transferred to the company, the receivable should be presented in the balance sheet as a deduction from stockholders' equity.

You may contact Kenya Wright Gumbs, Staff Accountant at (202) 551-3464 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Angela M. Fontanini, Esq.